UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              MI Developments Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Class A Subordinate Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    55304X104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Anna Marie Lopez
                     Hotchkis and Wiley Capital Management, LLC
                         725 South Figueroa Street, 39th floor
                         Los Angeles, California 90017-5439
                                 (213) 430-1896
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   April 17, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                       13D
===================
CUSIP No. 55304X104
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Capital Management, LLC       95-4871957
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   4,319,900
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   5,314,800
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,314,840 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            11.5%

------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA
------------====================================================================

                                       13D
===================
CUSIP No. 55304X104
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Mid-Cap Value Fund                  95-4607961
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   2,533,400
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   2,533,400
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,533,400 shares
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IV
------------====================================================================

Item 1.  Security And Issuer
------   -------------------

         This statement on Schedule 13D relates to Class A Subordinate Voting Shares (the "Class A Shares") of MI Developments Inc. (the "Company"). The Company's principal offices are located at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

Item 2.  Identity And Background
------   -----------------------

Preliminary Note: This statement is filed on behalf of Hotchkis and Wiley Capital Management, LLC ("HWCM") and Hotchkis and Wiley Mid-Cap Value Fund ("HW Fund"). HWCM and HW Fund are collectively referred to as "Reporting Persons".

(a)   HWCM

         (i)   State or other place of its organization:  Delaware

        (ii)   Principal business:  registered investment advisor

        (iii)  Address of its principal office:
               725 South Figueroa Street, 39th Floor
               Los Angeles, CA 90017-5439

         (iv) Criminal Conviction: HWCM has not been convicted in a criminal proceeding during the last five years.

          (v) Court or Administrative Proceedings: HWCM has not been a party to a civil proceeding or judicial body, or subject to a judgment or a decree enjoining future violations.

(b)   HW Fund

         (i)   State or other place of its organization:  Delaware

        (ii)   Principal business:  investment company

        (iii)  Address of its principal office:
               725 South Figueroa Street, 39th Floor
               Los Angeles, CA 90017-5439

         (iv) Criminal Conviction: The Fund has not been convicted in a criminal proceeding during the last five years.

          (v) Court or Administrative Proceedings: The Fund has not been a party to a civil proceeding or judicial body, or subject to a judgment or a decree enjoining future violations.


Item 3.  Source And Amount Of Funds And Other Consideration
-------  --------------------------------------------------

(a) HWCM*

HWCM purchased the Class A Shares on behalf of its clients in the ordinary course of business, using the investment capital of its clients. The Class A Shares were acquired at an average price of approximately $26.34 per share (including commissions). The amount of investment capital used to purchase the Class A Shares was approximately $140,018,376 (including commissions).

*Note that the average share price and amount of investment capital used to purchase the Class A Shares includes those Class A Shares reported below by HW Fund.

(b) HW Fund

HW Fund purchased the Class A Shares in the ordinary course of business, using its investment capital. The Class A Shares were acquired at an average price of approximately $27.82 per share (including commissions). The amount of investment capital used to purchase the Class A Shares was approximately $70,466,823 (including commissions).


Item 4.  Purpose Of The Transaction
------   --------------------------

The purpose of the acquisition of the Class A Shares was and is for investment, and the acquisitions of the Class A Shares by each of the clients of HWCM were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. As stated below in paragraph 3 of this
Item 4, HWCM may now be deemed to be seeking to influence the Company's policies

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Class A Shares, consistent with its investment purpose, each Reporting Person may, at any time acquire additional Class A Shares or dispose of any or all of its Class A Shares depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Class A Shares which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons have communicated and intend as appropriate in the future to communicate their opinion and make recommendations to the Special Committee of independent directors of MI Developments (NYSE: MIM) (referred to as "MID") regarding the proposed deal ("Deal") between MID and Mr. Frank Stronach. The communications may include discussions on a specific course of actions for the Special Committee to consider related to the Deal, and may also include discussion on Company's policies, including but not limited to its operations, structure and potential strategies to maximize shareholder value. The Reporting Persons have, as noted, made certain recommendations to the Special Committee of Independent Board Members. A copy of the correspondence is attached as an exhibit hereto. During the course of such communications, the Reporting Persons' advocacy of one or more courses of action may be deemed an attempt to influence control over the Company's policies.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j),inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         (a) The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 46,160,564 Class A Shares outstanding as of March 20, 2008 as reported by the Company in its Report of Foreign Private Issuer on Form 6-K for the month of May, 2008 filed with the Securities and Exchange Commission on April 11, 2008.

          (b)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  (a) HWCM - 4,319,900 (includes ownership reported by HW Fund below)
                  (b) HW Fund - 2,533,400

            (ii)  Shared power to vote or to direct the vote:
                  (a) HWCM - 0
                  (b) HW Fund - 0

            (iii) Sole power to dispose or to direct the disposition of:
                  (a) HWCM - 5,314,800 (includes ownership reported by HW Fund below)
                  (b) HW Fund - 2,533,400

            (iii) Shared power to dispose or to direct the disposition of:
                  (a) 0
                  (b) 0

    Note that certain of HWCM's clients have retained voting power over the Class A Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Class A Shares than it can vote.

          (c) Information concerning transactions relating to the shares offered through open market transactions by the reporting persons during the past sixty days are listed below.

                 NONE

           (d) The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are held in HWCM's custodial account for the benefit of its clients. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

HW Fund: The Board of Trustees of the HW Fund can direct the disposition of dividends received by such fund and can dispose of such securities.

HWCM disclaims beneficial ownership of all securities owned for the benefit of its clients.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
         ---------------------------------

         Letter to the Special Committee of the Independent Board Members of the Company.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 17, 2008
                              Hotchkis and Wiley Capital Management, LLC

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: Chief Operating Officer


                              Hotchkis and Wiley Mid-Cap Value Fund

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: President